

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Thomas F. Farrell II
Chairman and Chief Executive Officer
Dominion Midstream Partners, LP
120 Tredegar Street
Richmond, Virginia 23219

>   **Re: Dominion Midstream Partners, LP**
>   **Registration Statement on Form S-1**
>   **Filed March 28, 2014**
>   **File No. 333-194864**

Dear Mr. Farrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a significant number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of a public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other

exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness. Please see Item 601 of Regulation S-K.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Industry and Market Data, page iv

6. In the second sentence of the paragraph, you state that "there can be no assurance as to the accuracy or completeness of the included information." Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not responsible for information that you have chosen to include in your registration statement.

Prospectus Cover Page

7. Please revise your cover page to include the structuring fee in the table, rather than via footnote, or tell us why you believe this is not appropriate. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 1

Overview, page 1

8. We note you were formed by Dominion to initially own all of the outstanding preferred equity interests in Cove Point and that Dominion is the owner of all of the common equity interests in Cove Point. With a view to explaining to investors the impact of the fact that you only own preferred equity interests in Cove Point, please tell us the reasons for this particular ownership structure.

9. On page 5, you indicate that Cove Point anticipates that total revenues, including reservation charges on the Cove Point Pipeline, will be in excess of $800 million per year. Please provide us with the basis for this amount. If the terms of the arrangements with the Expert Customers have been finalized such that the $800 million is derived from such contracts, please elaborate upon those terms in an appropriate place in your prospectus.

Business Strategies, page 6

10. We note your statement that you "intend to seek opportunities to expand [your] initial asset base primarily through accretive acquisitions from Dominion." Please disclose the anticipated timeframe in which you expect to acquire additional interests in Cove Point or any interests in Blue Racer Midstream, LLC, or state explicitly that you currently do not know when you will acquire such interests. In addition, please clarify that Dominion is not required to sell these interests, nor are you required to purchase these interests. Please make similar revisions throughout your prospectus, as applicable**.**

Risk Factors, page 8

11. Please balance the discussion of your business with a discussion of your principal competitive challenges and risks. Your cross reference to the Risk Factors section on page 9 is insufficient in this regard. Refer to Securities Act Release No. 33-6900.

Our Relationship with Dominion, page 8

12. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that your general partner and Dominion Resources, Inc. will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, Dominion Resources, Inc. or the directors or executive officer of each received or will receive in connection with the offering.

The Offering, page 14

13. Please include a description of the circumstances under which the subordination period will expire if the general partner is removed other than for cause.

Risk Factors, page 23

Our level of indebtedness may increase and reduce our financial flexibility and ability to pay distributions., page 25

14. We note that you plan to enter into a credit facility with Dominion upon closing of this offering. Please discuss the potential impact of any related covenants on your business, including but not limited to your cash distribution policy.

Cove Point is dependent on Dominion to fund the costs necessary to construct the Liquefaction Project…, page 29

15. We note your indication here that "[e]xisting revenue streams and cash reserves will be insufficient for Cove Point to complete the Liquefaction Project." In an appropriate place in your prospectus, please clarify whether Cove Point revenue streams are expected to fund any amount of the Project and quantify such amounts.

Cash Distribution Policy and Restrictions on Distributions, page 50

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013, page 53

16. We note that in both the backcast and the forecast, when arriving at estimated distributable cash flow, you add back the cash on hand and contributions from Dominion to fund all capital expenditures. We have the following comments:

- Please tell us whether the term "cash on hand" includes not only the proceeds from the offering, as identified in the footnotes to these tables, but also any cash that currently makes up your financial position. If so, please tell us why you consider it appropriate to add back cash on hand not related to the offering proceeds and how this differs from the cash generated by your operations that is already captured in the line item titled "EBITDA."

- Please disaggregate the line item titled "Cash on hand and contributions from Dominion to fund capital expenditures" between cash on hand not related to the offering proceeds, if any, the offering proceeds that will be used, and the amount Dominion Resources, Inc. will need to provide for capital expenditures to provide your investors with greater transparency into each of these sources of funds.

- With regards to the backcast, since it appears that your net offering proceeds will exceed the $294.6 million of capital expenditures, please explain to us how your remaining offering proceeds after paying for capital expenditures are presented in this table. In this regard, it is unclear to us whether those excess offering proceeds have been allocated to the minority interest or whether they comprise some or all of the $50 million payment to you for the preferred equity interest. If appropriate, please add a line to this table to reflect offering proceeds reserved for future capital expenditures so that your excess offering proceeds are not allocated to the minority interest or included in the $50 million payment to you.

17. We note that in both the backcast and the forecast, you include as incremental general and administrative expenses $1.0 million for the reimbursement to affiliates of expenses incurred and payments made on your behalf. Please explain to us why this incremental amount is needed and how it differs from the direct and allocated costs already included in Cove Point's historical financial statements.

Estimated Distributable Cash Flow for the Twelve Months Ending March 31, 2015, page 55

18. We note your presentation of a forecast reflecting your ability to generate sufficient cash to make the minimum quarterly distribution on all of your outstanding limited partner units for the 12 months ending March 31, 2015. Given the disclosures elsewhere in your filing which highlight that Cove Point's cash flows may decline significantly in 2017, it is unclear to us that your current forecast provides adequate disclosure for a long term investor. Rather than simply referring readers to your risk factors, please revise your disclosure to discuss the likelihood that this forecast will be indicative of future periods. Significant risks that merit disclosure could include the fact that a new rate case becomes effective in 2017 and that your contracts with Statoil expire in 2017.

Significant Forecast Assumptions, page 57

19. We have read your forecast assumptions related to Cove Point regarding capital expenditures for expansion versus maintenance on page 59 and have the following comments:

- Please discuss how you estimated maintenance capital expenditures of $6.6 million. Please be detailed in your description of how you developed this estimate including the specific type(s) of maintenance capital expenditures encompassed in your estimate. In your response, please tell us whether the backcast or forecast periods contain any capital expenditures that have aspects of both maintenance and expansion, and if so, please tell us how you determine the categorization of these capital expenditures.

- Please also explain to your investors why your forecasted maintenance capital expenditures are such a low amount as compared both to your gross property, plant and equipment and to your annual depreciation, including whether and why this relatively low level of maintenance capital expenditures is sustainable in the future.

- Additionally, please explain in better detail the progress expected to occur on the Liquefaction Project during the twelve-month period ending March 31, 2015 so that investors understand how you reached an estimated expansion capital expenditure amount of $1.2 billion. Please also quantify the remaining costs to complete the Liquefaction Project and the expected timing of completion so that investors have the context to understand the percentage of the total project that is expected to be completed by March 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

20. In a separately captioned section, discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, or supplementally confirm that you do not have any such arrangements to disclose. Please see Item 303(a)(4) of Regulation S-K.

21. Please tell us what consideration you gave to providing disclosures required by Item 305 of Regulation S-K. Alternatively, please tell us why you believe that you are not impacted by market risks.

Liquidity and Capital Resources, page 82

Outstanding Indebtedness; Dominion Credit Facility, page 82

22. Please revise to include a summary of the key terms of the credit facility you intend to enter in connection with the closing of your offering. Specify succinctly in a bullet point list the covenants and conditions of the agreement that may affect your distribution of available cash to common unit holders even without the imminence or occurrence of a default.

Industry Overview, page 86

23. We note references in this section to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the U.S. Energy Information Administration, the Energy Information Administration, and the International Energy Agency's World Energy Outlook 2013, among other sources. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Business, page 95

Our Relationship with Dominion, page 96

24. Please clarify when and under what terms Dominion has granted you a right of first offer with respect to Blue Racer, with a view to understanding when this acquisition would be made available to you and how the consideration for it would be determined.

Operations, page 100

25. Here or in an appropriate place in your prospectus, please outline the steps involved in bringing the Liquefaction Project online.

Certain Relationships and Related Transactions, page 120

Distributions and Payments to Our General Partner and Its Affiliates, page 120

Formation Stage, page 120

26. Please confirm to us that you will disclose the amount of common units and subordinated units to be beneficially owned by your general partner and its affiliates after the completion of the offering contemplated by the registration statement and the percentage of outstanding common units and subordinated units, respectively, represented by such amounts.

Operational Stage, page 121

27. Please quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

Units Eligible for Future Sale, page 147

28. We note you disclose that all of the subordinated units convert into common units at the end of the subordination period and "some may convert earlier." Please disclose the amount of units that may convert earlier and the circumstances under which they may convert or include a cross reference to this disclosure.

Underwriting, page 164

Lock-Up Agreements, page 165

29. You indicate that Barclays Capital Inc. and Citigroup Global Markets Inc. "in their sole discretion, may release the common units and other securities subject to the lock-up agreements . . . in whole or in part at any time with or without notice." Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such "locked-up" securities.

Where You Can Find Additional Information, page 171

30. We note your statement on page 171 that "This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement." While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

Dominion Midstream Partners, LP Unaudited Pro Forma Combined Financial Statements, page F-2

31. We note your disclosure in the introduction to these pro forma financial statements and in Note 1 that Dominion Midstream will own the general partner of and control Cove Point and as such will consolidate Cove Point. Please confirm our assumptions that you assessed the rights of Cove Point's limited partners and concluded that the rights of the limited partners are not substantive. Refer to ASC 810-20-25.

Dominion Cove Point LNG, LP Financial Statements for the Year Ended December 31, 2013, page F-10

Note 1 – Nature of Operations, page F-15

32. We read that certain general, administrative and corporate expenses have been assigned by DRS to Cove Point on the basis of direct and allocated methods in accordance with Cove Point's service agreement with DRS. Please tell us where you have explained the allocation methods used in the notes to the financial statements, as contemplated by Question 2 of SAB Topic 1B1. Additionally, please confirm our assumption that it is not practicable to provide management's estimate of what these allocated costs would have been on a stand-alone basis.

Part II

Item 17. Undertakings, page II-2

33. Please provide the undertakings set forth at Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director

cc: Mark Webb, Dominion Midstream Partners, LP
        David Oelman, Vinson & Elkins L.L.P.